NEWS RELEASE

Canarc Appoints New CEO, Grants Stock Options, Announces Financing

Vancouver, Canada – January 14, 2014 – Bradford Cooke, Chairman of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), is pleased to announce the appointment of Mr. Catalin Chiloflischi as the Company’s new Chief Executive Officer (CEO), effective January 13, 2014.

Mr. Chiloflischi is an economist with 20 years of experience in business development, mergers and acquisitions, corporate finance, communications, governance and sustainability in Canada, US, Europe and Asia. He graduated from the Academy of Economic Studies in Bucharest, Romania with a B.Com. degree in Business Administration and Economics in 1997.

Catalin was most recently Director of Corporate Communications with Aurcana Corporation for the past two years, he served in a similar role for Selwyn Resources Corporation during 2010-11 and prior to that worked as an industry analyst with an investment fund and as a sales manager for a financial services company.

Bradford Cooke, Chairman of Canarc Resource Corp., commented: “I am pleased to welcome Catalin Chiloflischi as Canarc’s new CEO. Catalin’s appointment will bring new leadership to guide Canarc through its next phase of growth. Given the Company’s talented management team, experienced board, loyal shareholder base, and pending new financing, I believe Canarc is in a strong position to execute its strategic plan and generate returns for shareholders."

Mr. Catalin Chiloflischi, newly appointed CEO of Canarc Resource Corp., stated: “I am very happy to have the opportunity to work with Canarc’s experienced management team and I look forward to leading the Company’s new initiatives for growth, transformation and success. It will be a pleasure to work with Mr. Cooke, who will remain as the Company’s Chairman, as we strive to build Canarc into a successful mining company.”

Mr. Chiloflischi has been granted options to purchase 500,000 common shares of Canarc over a 5 year period, subject to a 2 year vesting period, at an exercise price of CA$0.05 per share.

Canarc also announces that it has arranged a CA$0.9 million non-brokered private placement equity financing in which certain insiders and shareholders intend to participate. The private placement consists of 18 million units priced at CA$0.05 each. The net proceeds will be used to reduce the payables and provide working capital.

Each unit will consist of one common share and one half share purchase warrant.  Each warrant entitles the holder to purchase one additional share at Cdn$0.10 for a two year period. A 5% finders’ fees will be paid to arms-length parties for placing a portion of the financing.

The private placement is subject to Toronto Stock Exchange approval. The shares and units will be subject to a four month plus one day hold period.  The net proceeds of the unit private placement will be used for working capital purposes.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke, Chairman

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage, and to acquire its first operating gold mine in North America.  Canarc is also focused on finding partners to explore its Windfall Hills gold properties in central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Gregg Wilson, Vice-President (Investor Relations)

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated acquisitions, exploration, development, production, revenues, cash costs, capital costs, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.